Brookfield

Brookfield Renewable Partners L.P.

Q2 2019 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three and six months ended June 30, 2019
This Management’s Discussion and Analysis for the three and six months ended June 30, 2019 is provided as of July 31, 2019. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”). a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 - Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and South African Rand, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 - Q2 2019 Highlights	3	Part 5 - Liquidity and Capital Resources	20
		Capitalization and available liquidity	20
Part 2 - Financial Performance Review on Consolidated Information	6	Borrowings	21
		Consolidated statements of cash flows	22
		Shares and units outstanding	24
Part 3 - Additional Consolidated Financial Information	8	Dividends and distributions	24
Summary consolidated statements of financial position	8	Contractual obligations	24
Property, plant and equipment	8	Off-statement of financial position arrangements	25
Assets held for sale	8
Related party transactions	8	Part 6 - Selected Quarterly Information	26
Equity	9	Summary of historical quarterly results	26
		Proportionate results for the six months ended June 30	26
Part 4 - Financial Performance Review on Proportionate Information	11	Reconciliation of non-IFRS measures	27

Proportionate results for the three months ended June 30	12	Part 7 - Critical Estimates, Accounting Policies and Internal Controls	30
Reconciliation of non-IFRS measures	16
Contract profile	18	Part 8 - Presentation to Stakeholders and Performance Measurement	33

		Part 9 - Cautionary Statements	37

PART 1 - Q2 2019 HIGHLIGHTS

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Operational information
Capacity (MW)	17,482	17,364	17,482	17,364
Total generation (GWh)
Long-term average generation	14,252	13,521	27,745	26,373
Actual generation	14,881	13,122	29,006	26,002

Proportionate generation (GWh)
Long-term average generation	7,109	6,935	13,807	13,286
Actual generation	7,602	6,455	14,848	13,149
Average revenue ($ per MWh)	73	73	74	74

Selected financial information(1)
Net income (loss) attributable to Unitholders	$17	$(2)	$60	$6
Basic income (loss) per LP Unit	0.05	(0.01)	0.19	0.02
Consolidated Adjusted EBITDA(2)	630	543	1,282	1,125
Proportionate Adjusted EBITDA(2)	400	324	795	675
Funds From Operations(2)	230	172	457	365
Funds From Operations per Unit(1)(2)	0.74	0.55	1.47	1.17
Distribution per LP Unit	0.52	0.49	1.03	0.98

(1)
For the three and six months ended June 30, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million and 311.1 million, respectively (2018: 312.8 million and 312.7 million).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” and “Part 9 - Cautionary Statements”.

(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018
Liquidity and Capital Resources
Available liquidity	$2,532	$1,974
Debt to capitalization - Corporate	16%	15%
Debt to capitalization - Consolidated	33%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	77%	75%
Floating rate debt exposure on a proportionate basis(1)	6%	7%
Medium term notes
Average debt term to maturity	6 years	7 years
Average interest rate	4.4%	4.4%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.4%	5.4%

(1)	Excludes 8% floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Operations
Funds From Operations increased to $230 million and $0.74 on a per Unit basis, representing a 34% and 35% increase, respectively, from the prior year, supported by contributions from acquisitions and recently commissioned facilities, the advancement of organic growth initiatives and above average generation as we benefited from the diversity of our portfolio.

•	Relatively higher realized prices, primarily in Colombia, Canada and Europe on the back of our re-contracting and commercial initiatives

•	Higher margins due to the benefit from our cost-reduction initiatives across our business

•	Favorable hydrology conditions primarily at our North American hydroelectric facilities more than offset below long-term average resource across our wind business
Distributions of $0.52 per LP unit in the second quarter of 2019 represented a 5% increase over the prior period.
Net income attributable to Unitholders increased $19 million compared to the prior year due primarily to the above noted increase in Funds From Operations. Basic income per LP Unit of $0.05 per LP Unit increased from a basic loss per LP Unit of $0.01 in the prior year primarily due to the increases mentioned above.
Continued to focus on extending our contract profile at premium pricing as we completed the following:

•	In Colombia, we contracted ~1,114 GWh/year, including individual contracts with up to five years in duration

•	In Brazil, we contracted ~125 GWh/year with high quality commercial and industrial counterparties, including one of Brazil's largest petroleum companies
Liquidity and Capital Resources
Continued to maintain a strong balance sheet.

•	Available liquidity of $2.5 billion accompanied with a well-laddered debt maturity profile

•	S&P reaffirmed BBB+ credit rating with neutral outlook
Secured diverse sources of capital to generate over $1.6 billion of gross proceeds.

•	Secured over $1.4 billion from non-recourse financings during the quarter, maintaining our weighted average cost of project debt of 5.4%

•	Extended the maturity of our corporate credit facilities by one year to June 2024 and increased our letter of credit facility by $100 million

•
Completed the sale of four of the six projects making up our South African portfolio for a total proceeds of $108 million (~$33 million net to Brookfield Renewable). The sale of the final projects is expected to close in the third quarter for $56 million (~$17 million net to Brookfield Renewable)

Growth and Development
On May 1, 2019, we, together with our institutional partners, completed an initial C$350 million investment in TransAlta Corporation's (“TransAlta”) convertible securities.
Together with our institutional partners, we completed the acquisition of 210 MW of operating wind assets in India for total consideration of ~$70 million.
In July 2019, we entered into an agreement to form a 50-50 joint venture in respect of X-Elio, one of the largest independent solar platforms globally with an experienced management team, integrated development platform, strong contracting capabilities, and a proven development track record. X-Elio's portfolio comprises approximately 275 MW of operating solar, 1,410 megawatts of assets under construction and a broader 4,800 megawatt development pipeline. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions. This investment will be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, TerraForm Power entered into an agreement to acquire a large-scale distributed generation business in the United States with 322 MW of recently constructed, fully contracted portfolio capacity, underpinned by a 17-year average remaining PPA term with credit-worthy offtakers. This transaction will nearly double the distributed generation footprint of TerraForm Power, making it one of the largest such portfolios in the United States.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Continued to progress our development pipeline:

•
Continued to advance the construction of 131 MW of hydroelectric, wind, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate annualized Funds From Operations net to Brookfield Renewable of $11 million

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 2 - FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$787	$735
Other income	17	10
Direct operating costs	(252)	(247)
Management service costs	(23)	(21)
Interest expense – borrowings	(178)	(178)
Share of earnings from equity-accounted investment	—	6
Depreciation	(200)	(206)
Current income tax (expense) recovery	(15)	(7)
Deferred income tax expense	(14)	(4)
Net income (loss) attributable to Unitholders	$17	$(2)
	Average FX rates to USD
C$	1.34	1.29
	€0.89	0.84
R$	3.92	3.61
	£0.78	0.74
COP	3,240	2,839
Variance Analysis For The Three Months Ended June 30, 2019
Revenues totaling $787 million in the three months ended June 30, 2019 represents an increase of $52 million over the prior year due to contributions from recently commissioned facilities and the advancement of organic growth initiatives partially offset by the impact of a strengthening U.S. dollar versus most of the countries in which we operate. Generation on a same-store basis increased by 3,860 GWh or 37% over the prior year, primarily due to above average hydrology conditions in the United States and Canada, which cumulatively contributed $53 million. We benefited from a 7% increase in average revenue per MWh as a result of inflation indexation of our contracts, re-contracting initiatives and favorable market prices realized on our uncontracted volumes in Colombia, which cumulatively contributed $39 million. Facilities that have been commissioned in our portfolio since June 30, 2018 contributed 52 GWh and $4 million to revenues.
The strengthening of the U.S. dollar relative to the prior year, primarily against the Colombian peso and Brazilian real, reduced revenues by $44 million, which was partially offset by a favorable foreign exchange impact on our operating, interest, and depreciation expense for the quarter.
Direct operating costs totaling $252 million remained relatively consistent with prior year due to cost-savings realized in the year across our United States and Colombia hydroelectric businesses and a favorable foreign exchange impact noted above. This was fully offset by higher variable operating costs at our hydroelectric sites in Canada and at our newly commissioned facilities, as well as higher costs due to timing of major maintenance activities in Brazil and Europe.
Share of earnings from equity-accounted investments totaling $nil represent a decrease of $6 million over the prior year driven by below long-term average generation due to low wind resources.
Management service costs totaling $23 million increased $2 million compared to the prior year due to the growth of our business.
Current income tax expense of $15 million represents an increase of $8 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.
Net income attributable to Unitholders was $17 million compared to net loss attributable to Unitholders of $2 million for the three months ended June 30, 2019. The increase of $19 million was primarily a result of the aforementioned increase to revenues.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reflects key financial data for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$1,612	$1,528
Other income	25	19
Direct operating costs	(506)	(503)
Management service costs	(44)	(42)
Interest expense – borrowings	(351)	(358)
Share of earnings from equity-accounted investment	32	6
Depreciation	(400)	(419)
Current income tax (expense) recovery	(39)	(14)
Deferred income tax expense	(34)	(13)
Net income attributable to Unitholders	$60	$6
	Average FX rates to USD
C$	1.33	1.28
	€0.89	0.83
R$	3.84	3.42
	£0.77	0.73
COP	3,188	2,849
Variance Analysis For The Six Months Ended June 30, 2019
Revenues totaling $1,612 million for the six months ended June 30, 2019 represent an increase of $84 million over the prior year due to contributions from recently commissioned facilities and the advancement of organic growth initiatives partially offset by the impact of a strengthening U.S. dollar versus most of the countries in which we operate. Generation on a same-store basis increased by 6,857 GWh or 33% over the prior year, primarily due to above average hydrology conditions in the United States and Canada, which cumulatively contributed $71 million. We benefited from an 11% increase in average revenue per MWh as a result of inflation indexation of our contracts, re-contracting initiatives and favorable market prices realized on our uncontracted volumes in Colombia, which cumulatively contributed $87 million. Facilities that have been commissioned in our portfolio since June 30, 2018 contributed 780 GWh and $11 million to revenues.
The strengthening of the U.S. dollar relatively to the prior year, primarily against the Colombian peso and Brazilian real, reduced revenue by $85 million, which was partially offset by a favorable foreign exchange impact on our operating, interest, and depreciation expense for the year.
Direct operating costs totaling $506 million represent a decrease of $3 million over the prior year driven by cost-savings realized in the year across our United States and Colombia hydroelectric businesses and a favorable foreign exchange impact noted above. This was partially offset by higher variable operating costs at our hydroelectric sites in Canada and at our newly commissioned facilities, as well as higher costs due to timing of major maintenance activities in Brazil and Europe.
Share of earnings from equity-accounted investments totaling $32 million represent an increase of $26 million over the prior year driven by growth in the portfolio from our increased investment in TerraForm Power.
Management service costs totaling $44 million represent an increase of $2 million due to the growth of our business.
Current income tax expense of $39 million represents an increase of $25 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.
Net income attributable to Unitholders for the six months ended June 30, 2019 was $60 million versus $6 million in the prior period. The increase of $54 million was primarily a result of the aforementioned increase to revenues.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 3 - ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Assets held for sale	611	920
Current assets	$1,788	$1,961
Equity-accounted investments	1,576	1,569
Property, plant and equipment	29,317	29,025
Total assets	34,406	34,103
Liabilities directly associated with assets held for sale	350	533
Corporate borrowings	1,674	2,328
Non-recourse borrowings	8,840	8,390
Deferred income tax liabilities	4,266	4,140
Total liabilities and equity	$34,406	$34,103
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $611 million as at June 30, 2019 compared to $920 million as at December 31, 2018. The $309 million decrease was attributable to the partial sale of our South African wind and solar portfolio that we completed in May 2019.
As at June 30, 2019, Brookfield Renewable continues to present eight solar facilities with an aggregate capacity of 158 MW in South Africa, Malaysia and Thailand as held for sale. The sales of these assets are expected to be completed in the second half of 2019.
Property, plant and equipment
Property, plant and equipment totaled $29.3 billion as at June 30, 2019 compared to $29.0 billion as at December 31, 2018. The $292 million increase was primarily attributable to a $350 million foreign exchange revaluation due to the strengthening of the Canadian dollar and Colombian peso relative to the U.S. dollar, in addition to the acquisition of the India wind portfolios that totaled $128 million and capitalized additions of $69 million primarily attributable to the sustaining capital expenditures of our hydroelectric assets as well as our on-going construction projects in Brazil. Upon adoption of IFRS 16 on January 1, 2019, we recognized $145 million of capitalized lease arrangements. The above noted increases were partially offset by depreciation expense associated with property, plant and equipment of $400 million for the period.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefited during the period from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 - Related Party Transactions in our 2018 annual audited consolidated financial statements.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.
Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the first two quarters of 2019 there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management also placed $600 million on deposit with Brookfield Renewable during the first quarter of 2019, $245 million of this deposit was repaid in the first quarter with the remaining balance paid back during the second quarter of 2019. Subsequent to the repayment, Brookfield Asset Management placed $322 million on deposit with Brookfield Renewable. The interest expense on the deposit for the three and six months ended June 30, 2019 totaled $nil and $3 million, respectively (2018: $3 million and $5 million).
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30, 2019:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Revenues
Power purchase and revenue agreements	$209	$134	$368	$274
Wind levelization agreement	—	3	1	4
	$209	$137	$369	$278
Direct operating costs
Energy purchases	$(2)	$(3)	$(5)	$(5)
Energy marketing fee	(6)	(6)	(12)	(12)
Insurance services(1)	(7)	(7)	(14)	(13)
	$(15)	$(16)	$(31)	$(30)
Interest expense - borrowings	$—	$(3)	$(3)	$(5)
Management service costs	$(23)	$(21)	$(44)	$(42)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2019 were less than $1 million (2018: less than $1 million)

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $12 million and $25 million, respectively, were declared during the three and six months ended June 30, 2019 (2018: $9 million and $20 million).
Preferred limited partners' equity
During the first quarter of 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2019, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
Limited partners' equity
Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.
During the three and six months ended June 30, 2019, Brookfield Renewable issued 54,749 LP Units and 105,248 LP Units, respectively (2018: 73,060 LP Units and 157,689 LP Units, respectively) under the distribution reinvestment plan at a total cost of $1 million and $3 million, respectively (2018: $2 million and $5 million).
In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended June 30, 2019 (2018: (272,659) LP units at a total cost of $8 million) . During the six months ended June 30, 2019, Brookfield Renewable repurchased and cancelled (20,000) LP Units at a total cost of $1 million (2018: (281,359) LP Units at a total cost of $8 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 4 - FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's chief operating decision maker ("CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 - Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	4,134	3,413	3,583	3,822	$275	$228	$211	$165	$168	$123	$79	$56
Brazil	1,066	902	998	978	58	63	42	44	33	37	16	2
Colombia	861	872	869	844	56	53	35	31	25	21	17	18
	6,061	5,187	5,450	5,644	389	344	288	240	226	181	112	76
Wind
North America	761	663	949	791	58	54	40	38	23	24	(22)	(6)
Europe	204	107	223	133	22	12	15	7	11	3	(11)	(2)
Brazil	147	159	141	146	9	10	6	8	4	6	4	(5)
Asia	52	37	51	42	3	3	2	2	1	1	2	(3)
	1,164	966	1,364	1,112	92	79	63	55	39	34	(27)	(16)
Solar	287	175	295	179	51	30	42	25	27	16	4	2
Storage & Other	90	127	—	—	21	20	10	10	7	7	1	1
Corporate	—	—	—	—	—	—	(3)	(6)	(69)	(66)	(73)	(65)
Total	7,602	6,455	7,109	6,935	553	473	400	324	230	172	17	(2)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	5,450	5,644
Generation (GWh) - actual	6,061	5,187
Revenue	$389	$344
Other income	10	6
Direct operating costs	(111)	(110)
Adjusted EBITDA	288	240
Interest expense	(53)	(55)
Current income taxes	(9)	(4)
Funds From Operations	$226	$181
Depreciation	(83)	(94)
Deferred taxes and other	(31)	(11)
Net income	$112	$76
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	2,703	2,156	$66	$71	$122	$102	$94	$77	$34	$29
Canada	1,431	1,257	68	60	89	63	74	46	45	27
	4,134	3,413	66	67	211	165	168	123	79	56
Brazil	1,066	902	54	70	42	44	33	37	16	2
Colombia	861	872	65	61	35	31	25	21	17	18
Total	6,061	5,187	$64	$66	$288	$240	$226	$181	$112	$76
North America
Funds From Operations at our North American business were $168 million versus $123 million in the prior year. Generation was 15% above long-term average as a result of strong hydrology conditions. Average realized revenue per MWh was flat as inflation indexation of our contracts was offset by weaker pricing in the northeast United States. Funds From Operations was also impacted by the partial sale of certain of our Canadian assets - $6 million and 175 GWh.
Net income attributable to Unitholders increased $23 million over the prior year primarily due to the above noted increase in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $33 million versus $37 million in the prior year. On a local currency basis, Funds From Operations increased by 5% as above average generation (7% above long-term average) was partially offset by the lower average realized prices on our uncontracted generation as market prices were impacted by strong hydrology conditions. We also benefited from the contribution of our recently commissioned facility. These benefits were more than offset by the weakening of the Brazilian reais versus the United States dollar.
Net income attributable to Unitholders increased by $14 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Colombia
Funds From Operations at our Colombian business were $25 million versus $21 million in the prior year as we benefited from our cost-reduction initiatives and a 7% increase in average revenue per MWh as a result of inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes.
Net income attributable to Unitholders decreased by $1 million over the prior year as the above noted increase in Funds From Operations was more than offset by unrealized foreign exchange hedging gains impacting the prior period.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	1,364	1,112
Generation (GWh) - actual	1,164	966
Revenue	$92	$79
Other income	1	1
Direct operating costs	(30)	(25)
Adjusted EBITDA	63	55
Interest expense	(23)	(20)
Current income taxes	(1)	(1)
Funds From Operations	39	34
Depreciation	(58)	(42)
Deferred taxes and other	(8)	(8)
Net income (loss)	$(27)	$(16)
The following table presents our proportionate results by geography for wind operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	518	416	$69	$77	$23	$20	$12	$12	$(17)	$(4)
Canada	243	247	89	89	17	18	11	12	(5)	(2)
	761	663	75	81	40	38	23	24	(22)	(6)
Europe	204	107	108	112	15	7	11	3	(11)	(2)
Brazil	147	159	60	63	6	8	4	6	4	(5)
Asia	52	37	60	71	2	2	1	1	2	(3)
Total	1,164	966	$78	$81	$63	$55	$39	$34	$(27)	$(16)
North America
Funds From Operations at our North American business were $23 million versus $24 million in the prior year. Our portfolio was impacted by below long-term average generation due to low wind resources as well as lower than average availability at certain of our facilities in the United States due to the timing of maintenance activities.
Net loss attributable to Unitholders was $22 million versus $6 million in the prior year primarily due to the aforementioned impacts to Funds From Operations and increased depreciation due to our higher proportionate interest in TerraForm Power relative to the prior year.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Europe
Funds From Operations at our European business were $11 million versus $3 million in the prior year driven by the contribution from growth benefiting our portfolio in 2019 following TerraForm Power's acquisition of Saeta Yield and commissioning of development projects - $7 million to Funds From Operations and 85 GWh of generation. On a same store basis, Funds From Operations was up $1 million due to higher average revenue per MWh due to inflation indexation of our contracts and market prices that were ahead of tariff rates.
Net loss attributable to Unitholders was $11 million versus $2 million over the prior year as the increase to Funds From Operations was more than offset by unrealized interest rate hedging losses.
Brazil
Funds From Operations at our Brazilian business were $4 million versus $6 million in the prior year due primarily to the weakening of the Brazilian reais against the United States dollar. On a local currency basis, results were in line with the prior year as weaker generation was offset by an increase in average revenue per MWh as a result of inflation indexation of our contracts.
Net income attributable to Unitholders increased by $9 million from the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian business were $1 million and $2 million, respectively, as our portfolio continued to perform in line with expectations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - LTA	295	179
Generation (GWh) - actual	287	175
Revenue	$51	$30
Other income	1	1
Direct operating costs	(10)	(6)
Adjusted EBITDA	42	25
Interest expense	(15)	(9)
Current income taxes	—	—
Funds From Operations	$27	$16
Depreciation	(15)	(7)
Deferred taxes and other	(8)	(7)
Net income	$4	$2
Funds From Operations at our solar business was $27 million primarily due to our increased ownership in TerraForm Power following its acquisition of Saeta Yield. The solar business continues to perform in line with expectations.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) - actual	90	127
Revenue	$21	$20
Other income	—	—
Direct operating costs	(11)	(10)
Adjusted EBITDA	10	10
Interest expense	(3)	(3)
Other	—	—
Funds From Operations	$7	$7
Depreciation	(6)	(6)
Deferred taxes and other	—	—
Net income	$1	$1
Funds From Operations and Net Income attributable to Unitholders at our storage and other businesses were $7 million and $1 million, respectively, consistent with the prior year.
CORPORATE
The following table presents our results for corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$2	$—
Direct operating costs	(5)	(6)
Adjusted EBITDA	(3)	(6)
Management service costs	(23)	(21)
Interest expense	(25)	(23)
Distributions on Preferred LP Units and Shares	(18)	(16)
Funds From Operations	$(69)	$(66)
Deferred taxes and other	(4)	1
Net loss	$(73)	$(65)
Management service costs totaling $23 million increased $3 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP Units and Shares increased $2 million compared to the prior year due to the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	275	58	56	58	22	9	3	51	21	—	553	(98)	332	787
Other income	8	2	—	—	1	—	—	1	—	2	14	(2)	5	17
Direct operating costs	(72)	(18)	(21)	(18)	(8)	(3)	(1)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	211	42	35	40	15	6	2	42	10	(3)	400	—	230
Management service costs	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense - borrowings	(39)	(6)	(8)	(16)	(4)	(2)	(1)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(4)	(3)	(2)	(1)	—	—	—	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(5)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(135)	(135)
Funds From Operations	168	33	25	23	11	4	1	27	7	(69)	230	—	—
Depreciation	(56)	(22)	(5)	(39)	(13)	(5)	(1)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instruments gain (loss)	1	4	(1)	(1)	(8)	—	—	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax recovery (expense)	(23)	1	(2)	1	1	—	—	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	—	—	(6)	(2)	5	2	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	79	16	17	(22)	(11)	4	2	4	1	(73)	17	—	—	17

(1)
Share of earnings from equity-accounted investments of $nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $74 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	228	63	53	54	12	10	3	30	20	—	473	(58)	320	735
Other income	5	1	—	—	1	—	—	1	—	—	8	(2)	4	10
Direct operating costs	(68)	(20)	(22)	(16)	(6)	(2)	(1)	(6)	(10)	(6)	(157)	19	(109)	(247)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	41	4	45
Adjusted EBITDA	165	44	31	38	7	8	2	25	10	(6)	324	—	219
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense - borrowings	(40)	(5)	(10)	(14)	(3)	(2)	(1)	(9)	(3)	(23)	(110)	16	(84)	(178)
Current income taxes	(2)	(2)	—	—	(1)	—	—	—	—	—	(5)	1	(3)	(7)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	(4)	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)
Funds From Operations	123	37	21	24	3	6	1	16	7	(66)	172	—	—
Depreciation	(56)	(33)	(5)	(29)	(9)	(3)	(1)	(7)	(6)	—	(149)	17	(74)	(206)
Foreign exchange and unrealized financial instruments gain (loss)	(1)	(1)	4	3	6	(8)	(3)	(4)	—	5	1	(6)	(28)	(33)
Deferred income tax recovery (expense)	(2)	1	(2)	1	1	—	—	1	—	4	4	(3)	(5)	(4)
Other	(8)	(2)	—	(5)	(3)	—	—	(4)	—	(8)	(30)	10	10	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(18)	—	(18)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	97	97
Net income (loss) attributable to Unitholders(2)	56	2	18	(6)	(2)	(5)	(3)	2	1	(65)	(2)	—	—	(2)

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $31 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reconciles net (loss) income attributable to Limited partners' equity and (loss) earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income (loss) attributable to:
Limited partners' equity	$9	$(1)	$0.05	$(0.01)
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	7	(1)	—	—
Net (loss) income attributable to Unitholders	$17	$(2)	$0.05	$(0.01)
Adjusted for proportionate share of:
Depreciation	164	149	0.54	0.48
Foreign exchange and unrealized financial instruments (gain) loss	13	(1)	0.04	—
Deferred income tax (recovery) expense	10	(4)	0.03	(0.01)
Other	26	30	0.08	0.09
Funds From Operations	$230	$172	$0.74	$0.55
Weighted average Units outstanding(1)			311.2	312.8

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.
CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 85% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

(GWh, except as noted)	Balance of 2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	2,865	7,226	5,159	4,446	4,445
Canada(1)	1,621	3,437	2,199	2,152	2,074
	4,486	10,663	7,358	6,598	6,519
Wind
North America
United States	967	2,054	1,978	2,027	2,028
Canada	614	1,269	1,269	1,269	1,269
	1,581	3,323	3,247	3,296	3,297
Europe	454	894	888	858	847
Asia (2)	122	221	221	221	221
	2,157	4,438	4,356	4,375	4,365
Solar(2)	444	902	901	900	899
Contracted on a proportionate basis	7,087	16,003	12,615	11,873	11,783
Uncontracted on a proportionate basis	1,161	2,157	5,538	6,279	6,368
	8,248	18,160	18,153	18,152	18,151
Contracted generation as a % of total generation on a proportionate basis	86%	88%	69%	65%	65%
Price per MWh - total generation on a proportionate basis	$81	$80	$89	$92	$92

(1)	Includes generation of 804 GWh for 2019 and 2,440 GWh for 2020 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 10 years in Brazil, 3 years in Colombia, 12 years in Europe and 17 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (36%), distribution companies (24%), industrial users (22%) and Brookfield (18%).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 5 - LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 85% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018	Jun 30, 2019	Dec 31, 2018
Corporate credit facility(1)(2)	322	721	322	721
Debt
Medium term notes(3)	1,680	1,613	1,680	1,613
Non-recourse borrowings(4)	—	—	8,914	8,465
	1,680	1,613	10,594	10,078
Deferred income tax liabilities, net(5)	—	—	4,152	4,049
Equity
Non-controlling interest	—	—	8,226	8,129
Preferred equity	591	568	591	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,600	7,802	7,600	7,802
Total capitalization	10,704	10,690	31,996	31,333
Debt to total capitalization(2)	16%	15%	33%	32%

(1)	As at June 30, 2019, includes $322 million (2018: $nil) on deposit from Brookfield.

(2)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(3)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $6 million (2018: $6 million) of deferred financing fees.

(4)
Consolidated non-recourse borrowings include $108 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $74 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(5)	Deferred income tax liabilities less deferred income assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018
Brookfield Renewable's share of cash and cash equivalents	$185	$169
Investments in equity and debt securities	126	117
Corporate credit facilities
Authorized credit facilities(1)	2,100	2,100
Draws on credit facilities(2)	(322)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	1,952	1,470
Available portion of subsidiary credit facilities on a proportionate basis	269	218
Available liquidity	$2,532	$1,974

(1)	Amounts are guaranteed by Brookfield Renewable.

(2)	As at June 30, 2019, includes $322 million (2018: $nil) on deposit from Brookfield.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Jun 30, 2019			Dec 31, 2018
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	4.4%	6	$1,680	4.4%	7	$1,613
Credit facilities(1)	3.6%	5	322	3.3%	4	721
Proportionate subsidiary borrowings
Hydroelectric	5.8%	9	3,693	5.8%	9	3,640
Wind	4.7%	10	1,787	4.7%	10	1,792
Solar(2)	5.1%	11	996	5.2%	11	1,022
Storage and other	5.5%	6	237	5.4%	6	249
	5.4%	10	6,713	5.4%	10	6,703
			8,715			9,037
Proportionate deferred financing fees, net of unamortized premiums			(47)			(48)
			8,668			8,989
Equity-accounted borrowings			(1,933)			(1,972)
Non-controlling interests			3,779			3,701
As per IFRS Statements			$10,514			$10,718

(1)	As at June 30, 2019, includes $322 million (2018: $nil) on deposit from Brookfield.

(2)	Excludes $38 million of proportionate debt associated with our portfolios in South Africa that are classified as held for sale as at June 30, 2019 (2018: $60 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2019:

(MILLIONS)	Balance of 2019	2020	2021	2022	2023	Thereafter	Total
Debt Principal repayments
Corporate borrowings(1)	—	344	—	305	—	1,353	2,002

Non-recourse borrowings
Credit facilities	108	—	7	2	57	—	174
Hydro	44	363	12	205	439	1,759	2,822
Wind	10	—	—	96	101	286	493
Solar	—	—	—	53	113	221	387
Storage and other	—	—	58	—	—	155	213
	162	363	77	356	710	2,421	4,089
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	32	42	55	59	56	527	771
Wind	49	105	107	105	105	781	1,252
Solar	23	39	41	44	43	388	578
Storage and other	5	3	3	3	4	5	23
	109	189	206	211	208	1,701	2,624
Total	271	896	283	872	918	5,475	8,715

(1)
Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn. Includes $322 million on deposit from Brookfield.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Cash flow provided by (used in):
Operating activities	368	263	739	563
Financing activities	(221)	8	(509)	(587)
Investing activities	$5	$(426)	$(74)	$(530)
Foreign exchange gain (loss) on cash	1	(12)	1	(8)
Increase (decrease) in cash and cash equivalents	$153	$(167)	$157	$(562)
Operating Activities
Cash flows provided by operating activities for the three and six months ended June 30, 2019 totaled $368 million and $739 million, respectively, compared to $263 million and $563 million in 2018. The relative increases in cash flows from operating activities of $105 million and $176 million were primarily attributable to the strong performance and growth of our businesses in the current period as reflected by our higher net income and Funds From Operations, relative to the prior period.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Trade receivables and other current assets	$52	$12	$58	$13
Accounts payable and accrued liabilities	(36)	(12)	(41)	(54)
Other assets and liabilities	12	(31)	(15)	(22)
	$28	$(31)	$2	$(63)
Financing Activities
Cash flows used in financing activities totaled $221 million for the second quarter of 2019. Distributions paid during the period were partially offset by proceeds received from non-recourse financings.
Cash flows used in financing activities totaled $509 million for the six months ended June 30, 2019, due primarily to the proceeds raised from issuance of C$175 million Series 15 Preferred Units ($126 million, net of transaction fees) and proceeds from the sale of a 25% interest in a select portfolio of Canadian hydroelectric assets. These were offset by repayments of borrowings, primarily the corporate credit facility, and the distributions noted below.
We increased our distributions to $2.06 per LP Unit on an annualized basis, an increase of 10 cents per LP Unit which took effect in the first quarter of 2019.
For the three and six months ended June 30, 2019, distributions paid to unitholders of Brookfield Renewable or BRELP were $171 million and $342 million, respectively (2018: $161 million and $321 million). The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests - in operating subsidiaries totaled $280 million and $429 million, respectively (2018: $197 million and $388 million).
Investing Activities
Cash flows provided by investing activities for the first quarter of 2019 totaled $5 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures totaled $60 million, offset by proceeds received from the completed the sale of certain of our assets in South Africa.
Cash flows used in investing activities for the six months ended June 30, 2019 totaled $74 million. Our acquisitions and investments in the development of power generating assets and sustaining capital expenditures totaled $89 million.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

(MILLIONS, EXCEPT AS NOTED)	Jun 30, 2019	Dec 31, 2018
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of period/year	44,885,496	37,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	105,248	289,641
Repurchase of LP Units for cancellation	(20,000)	(1,856,798)
Balance, end of period/year	178,906,452	178,821,204
Total LP Units on a fully-exchanged basis(3)	308,565,075	308,479,827

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended Jun 30				Six months ended Jun 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2019	2018	2019	2018	2019	2018	2019	2018
Class A Preference Shares	$7	$6	$7	$6	$13	$13	$13	$13
Class A Preferred LP Units	$11	$9	$11	$10	$21	$18	$20	$17
Participating non-controlling interests - in operating subsidiaries	$262	$176	$262	$176	$396	$357	$396	$357
GP interest and Incentive distributions	$13	$11	$14	$11	$28	$23	$27	$22
Redeemable/Exchangeable partnership units	$67	$64	$67	$63	$135	$128	$134	$127
LP Units	$92	$88	$90	$87	$185	$178	$181	$172

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

CONTRACTUAL OBLIGATIONS
Please see Note 18 - Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•	Commitments - Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies - Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•	Guarantees - Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2019, letters of credit issued amounted to $226 million (2018: $77 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 6 - SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2019		2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) - LTA	14,252	13,493	13,485	12,113	13,521	12,852	12,198	9,098
Total Generation (GWh) - actual	14,881	14,125	14,445	11,609	13,122	12,880	11,913	9,370
Proportionate Generation (GWh) - LTA	7,109	6,698	6,602	5,956	6,935	6,351	6,030	5,053
Proportionate Generation (GWh) - actual	7,602	7,246	7,052	5,552	6,455	6,694	5,890	5,198
Revenues	$787	$825	$780	$674	$735	$793	$657	$608
Net income (loss) attributable to Unitholders	17	43	91	(55)	(2)	8	(67)	(43)
Basic earnings (loss) per LP Unit	0.05	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)
Consolidated Adjusted EBITDA	630	652	604	494	543	582	454	381
Proportionate Adjusted EBITDA	400	395	371	277	324	351	296	232
Funds From Operations	230	227	206	105	172	193	143	91
Funds From Operations per Unit	0.74	0.73	0.66	0.33	0.55	0.62	0.46	0.29
Distribution per LP Unit	0.515	0.515	0.490	0.490	0.490	0.490	0.468	0.468

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	7,983	7,178	6,883	7,261	$539	$489	$406	$356	$320	$269	$146	$133
Brazil	2,156	1,940	1,978	1,935	123	132	91	95	73	78	33	3
Colombia	1,626	1,640	1,667	1,688	118	106	73	62	51	42	37	30
	11,765	10,758	10,528	10,884	780	727	570	513	444	389	216	166
Wind
North America	1,611	1,308	1,909	1,488	121	108	88	79	52	50	(18)	(12)
Europe	478	272	531	288	50	29	35	18	28	11	—	(3)
Brazil	253	262	260	264	16	18	11	13	6	9	1	(6)
Asia	91	69	89	76	5	5	3	3	2	1	1	(4)
	2,433	1,911	2,789	2,116	192	160	137	113	88	71	(16)	(25)
Solar	486	290	490	286	89	48	74	41	45	26	13	—
Storage & Other	164	190	—	—	45	37	21	19	14	12	1	(11)
Corporate	—	—	—	—	—	—	(7)	(11)	(134)	(133)	(154)	(124)
Total	14,848	13,149	13,807	13,286	1,106	972	795	675	457	365	60	6

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	539	123	118	121	50	16	5	89	45	—	1,106	(189)	695	1,612
Other income	9	3	—	2	1	—	—	2	—	4	21	(6)	10	25
Direct operating costs	(142)	(35)	(45)	(35)	(16)	(5)	(2)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	406	91	73	88	35	11	3	74	21	(7)	795	—	487
Management service costs	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense - borrowings	(80)	(12)	(16)	(35)	(7)	(4)	(1)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(6)	(6)	(6)	(1)	—	(1)	—	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(51)	(9)	(60)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(297)	(297)
Funds From Operations	320	73	51	52	28	6	2	45	14	(134)	457	—	—
Depreciation	(111)	(44)	(10)	(79)	(23)	(9)	(2)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	3	3	(1)	(1)	(9)	(1)	—	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(40)	2	(4)	17	6	—	(1)	16	—	18	14	(36)	(12)	(34)
Other	(26)	(1)	1	(7)	(2)	5	2	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	146	33	37	(18)	—	1	1	13	1	(154)	60	—	—	60

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $168 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	489	132	106	108	29	18	5	48	37	—	972	(97)	653	1,528
Other income	5	2	1	1	1	—	—	3	—	1	14	(4)	9	19
Direct operating costs	(138)	(39)	(45)	(30)	(12)	(5)	(2)	(10)	(18)	(12)	(311)	32	(224)	(503)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	12	81
Adjusted EBITDA	356	95	62	79	18	13	3	41	19	(11)	675	—	450
Management service costs	—	—	—	—	—	—	—	—	—	(42)	(42)	—	—	(42)
Interest expense - borrowings	(84)	(12)	(20)	(28)	(6)	(4)	(2)	(15)	(7)	(48)	(226)	25	(157)	(358)
Current income taxes	(3)	(5)	—	(1)	(1)	—	—	—	—	—	(10)	1	(5)	(14)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(10)	(36)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(278)	(278)
Funds From Operations	269	78	42	50	11	9	1	26	12	(133)	365	—	—
Depreciation	(113)	(71)	(10)	(55)	(17)	(7)	(2)	(13)	(12)	—	(300)	29	(148)	(419)
Foreign exchange and unrealized financial instrument loss	1	(1)	1	3	5	(8)	(1)	(3)	(2)	13	8	(6)	(27)	(25)
Deferred income tax expense	(6)	1	(3)	(5)	1	—	—	—	—	9	(3)	(1)	(9)	(13)
Other	(18)	(4)	—	(5)	(3)	—	(2)	(10)	(9)	(13)	(64)	17	(7)	(54)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(39)	—	(39)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	191	191
Net income (loss) attributable to Unitholders(2)	133	3	30	(12)	(3)	(6)	(4)	—	(11)	(124)	6	—	—	6

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $87 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table reconciles net income attributable to Limited partners' equity and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$34	$4	$0.19	$0.02
General partnership interest in a holding subsidiary held by Brookfield	1	—	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	25	2	—	—
Net income attributable to Unitholders	$60	$6	$0.19	$0.02
Adjusted for proportionate share of:
Depreciation	321	300	1.03	0.96
Foreign exchange and unrealized financial instruments (gain) loss	31	(8)	0.10	(0.02)
Deferred income tax expense	(14)	3	(0.04)	0.01
Other	59	64	0.19	0.20
Funds From Operations	$457	$365	$1.47	$1.17
Weighted average Units outstanding(1)			311.1	312.7

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 - Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 - Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2018 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
(i) IFRS 3 - Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to the Brookfield Renewable’s accounting policy.
(ii) IFRS 16 - Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application was recognized in retained earnings on January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
In July 2019, Brookfield Renewable, along with its institutional partners, acquired 100% of the second 105 MW wind portfolio in India for total consideration of INR 2.2 billion (~$32 million).
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $500 million to acquire a 50% interest in X-Elio, a global independent solar platform. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, TerraForm Power entered into an agreement to acquire a large-scale distributed generation business in the United States with 322 MW of recently constructed, fully contracted portfolio capacity. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects over a period of 14 to 20 years.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil, Europe and India renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of the Colombian operations and a portfolio of select Canadian hydroelectric assets. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies - Common control transactions in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 - Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 - Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 - Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

PART 9 - CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, due to climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Richard Legault
Group Chairman
Harry Goldgut
Group Chairman
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
John Van Egmond
David Mann
Lou Maroun
Patricia Zuccotti
Lars Josefsson
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BRF.PR.O (Preferred LP Units - Series 15)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
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